

April 21, 2022

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
990 Town and Country Boulevard
Houston, Texas 77024-2217

>   **Re: Marathon Oil Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed February 17, 2022**
>   **Form 8-K filed February 16, 2022**
>   **File No. 001-05153**

Dear Mr. Whitehead:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 16, 2022

Exhibit 99.1

1.   Please revise your disclosure to ensure the presentation of the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. For example, free cash flow is disclosed without the most comparable GAAP measure in the Highlight section bullet points listed at the beginning of your press release. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   We note that your calculation of free cash flow includes adjustments beyond the typical calculation of cash flows from operating activities less capital expenditures, which is inconsistent with the definition per Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise to relabel this measure

or revise its computation to more accurately reflect its definition.

3.   We note your presentation of total capital expenditures as a non-GAAP measure that appears to use a title that is confusingly similar to its comparable GAAP measure. On a related matter, we note total capital expenditures is also presented on pages 42 and 70 of your Form 10-K for the year ended December 31, 2021, without identification as a non-GAAP financial measure. Expand your current presentation in the Form 10-K to provide the disclosures required by Item 10(e)(i) and (ii) of Regulation S-K and Regulation G. In this regard, please also note Item 10(e)(1)(ii)(E) of Regulation S-K.

4.   Please expand your disclosure to clarify how you determined the tax effect of non-GAAP adjustments in calculating the adjusted net income (loss) in each reporting period presented. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

5.   We note your disclosure of adjusted net income (loss) on a per share basis, a non-GAAP financial measure. Expand your disclosure to provide a reconciliation of the measure to GAAP earnings per share. Refer to Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

6.   We note expected free cash flow and related reinvestment rates that are forward-looking in nature have been discussed throughout your press release with some reconciling information provided in the footnotes presented prior to the Non-GAAP Measures section. The reconciliation of forward-looking non-GAAP financial measures to their most comparable GAAP measure is required to be disclosed under Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your current presentation to ensure all non-GAAP financial measures have been reconciled, including expected free cash flow measures and reinvestment rates.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation